Mail Stop 4561

April 29, 2008

VIA U.S. MAIL AND FAX (562) 733-5200

Mark A. Wallace
Chief Financial Officer
HCP, Inc.
3760 Kilroy Airport Way
Suite 300
Long Beach, CA 90806

      Re: HCP, Inc.
           Form 10-K for Fiscal Year Ended
           December 31, 2007
           Filed February 12, 2008
           File No. 001-08895

Dear Mr. Wallace:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2007

Item 2. Properties, page 36

1.   In future Form 10-K filings, please disclose:
        - Average occupancy rates for each of the last five years;
        - The average effective annual rental per square foot or unit for each of the last five years; and
        - Lease expirations for each of the next ten years.

Financial Statements

Consolidated Statements of Income, page F-4

2.   Please tell us how your current presentation complies with Rule 5-03 of Regulation S-X. Specifically, address your placement of interest expense and interest and other income, net.

Notes to Consolidated Financial Statements

(2) Summary of Significant Accounting Policies

Principles of Consolidation, page F-7

3.   We note your disclosure regarding the carry forward of CRP's accounting conclusions regarding the VIE tenants. Please tell us and disclose whether current management is of the same opinion and concurs with CRP's accounting conclusions with respect to the VIE tenants and the borrower that has been identified as a VIE.

(6) Net Investment in Direct Financing Leases, page F-23

4.   We note your disclosure regarding the carry forward of CRP's accounting conclusions regarding the DFLs. Please tell us and disclose whether current management is of the same opinion and concurs with CRP's accounting conclusions with respect to the direct financing leases.

Schedule III, page F-58

5.   Please tell us how you have complied with Rule 5-04 of Regulation S-X, or tell us why you believe it is not necessary to disclose the initial cost and the cost capitalized subsequent to acquisition for your real estate investments.

6.   Please tell us and disclose in your filing the nature of the balances associated with changes in reporting presentation. Please refer to Rule 5-04 of Regulation S-X.

Please respond to our comments within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Jennifer Monick, Staff Accountant, at (202) 551-3295, or the undersigned at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Phil Rothenberg, Attorney Advisor, at (202) 551-3466 or Jennifer Gowetski, Attorney Advisor, at (202) 551-3401 with any other questions.

Sincerely,

Kevin Woody
Branch Chief